Exhibit 4.28

Aegean Marine Petroleum S.A.
and Aegean Marine Network Inc.
42, Hatzikiriakou Avenue 18538, Piraeus, Greece

Attention: Mr. S. Gianniotis

9th February 2011

Dear Sirs,

Re:	Aegean Marine Petroleum S.A. - Revolving Credit and Letter of Credit/ Letter of Guarantee Facility for USD 50mn (the Facility) Facility Agreement and Corporate Guarantee, both dated 17.09.2009

Further to our letter of 12th November 2010 regarding your captioned facility and your subsequent request in connection with the Liquidity undertakings, we are pleased to confirm that our bank has agreed to extend the Final Maturity Date of your Facility until 30.09.2011, under the amended terms and conditions as summarised here below:

1.	The Margin will be increased by 50 bps to 3.50 % p.a.

2.
The Liquidity undertaking to be maintained by the Guarantor under the Corporate Guarantee will be amended to Monthly Average Consolidated Liquid Funds in excess of $ 30mn (out of which at least $ 4mn, on an average monthly basis, will be maintained in the Operating Account) instead of the currently approved Consolidated Liquid Funds in excess of $ 30mn at the end of each calendar month.

3.	The Consolidated Leverage Ratio under the Corporate guarantee shall be amended to be higher than 0.75% (instead of the currently approved ration of 0.65%).

4.	A one-off Administration fee of $ 30,000- will be payable by the Borrower to the Bank upon execution of the relative supplemental agreement.

5.	The Bank's prior consent for any new borrowings by the Company, will no longer be required by the Company and the Facility Agreement will be amended accordingly.

All other terms and security conditions remain unchanged.

For ease of reference, the summary of the applicable terms and conditions of your Facility are given here below:

NATIONAL BANK OF GREECE S.A.(INCORPORATED IN GREECE WITH LIMITED LIABILITY)
Registered in England and Wales under Branch No. BR000290
75 King William Street. London EC4N 7BE.
Telephone: 020-7015-0600 Fax: 020-7929-0989 E-mail: LONDON@nbg.gr Swift: ETHNGB2L
Authorised by the Bank of Greece and authorised and subject to limited regulation by the Financial Services Authority.
Details about the extent of our authorisation and regulation by the Financial Services Authority are available from us on request.

CONTINUATION OF LETTER OF

Limit of Facilities:	$50mn (in aggregate)
Type of Facilities:	Revolving Credit Facility, Letters of Guarantee and Letters of Credit Facility To finance the working capital requirements and for general business purposes of the Borrower
Final Maturity Date:	30.09.2011
Replayment:	Bullet upon the Final Maturity Date
Interest rate:	3.50 % p.a. above LIBOR for 1,2 or 3 weeks or 1,2 or 3 months, for borrowings under the Revolving Credit Facility
Pricing/Commissions:	1. For L/Gs and Standby L/Cs: 1.50 % p.a., payable monthly in arrears 2. For issue of an L/C $ 500- each and for an amendment $ 250-. 3. For Documentary Credits: 0.50 % p.a.
Administrative Fee:	A flat fee of $30,000- will be payable to the Bank by the Borrower upon execution of the extension documentation
Commitment Fee:	45bps p.a., calculated on the undrawn/unutilised amount under the Facility and payable quarterly in arrears
Conditions of Utilisation:	1. Funds under the Facility may be drawn until 23.09.2011 2. The aggregate amount utilised at any time, under the L/C and L/G facilities shall not exceed 50 % of the aggregate amount of the Facilities
Security:	1. The existing Corporate Guarantee provided by Aegean Marine Petroleum Network Inc 2. Assignment of trade receivables of Aegean group providing, at all times, 110 % security cover for the Facility
Other Terms:	The usual terms for these types of facilities (including negative pledge, pari passu etc.)
Financial Undertakings:
To be complied with by the Guarantor on a consolidated level and calculated on an annual and semi-annual basis (on 30.06 and 31.12 of each year):
1.     Consolidated book Net Worth ≥ $ 175mn at the end of each accounting period (i.e. 30.06 and 31.12)
2.     Consolidated Leverage Ratio (Consolidated Debt / Consolidated Total Assets) < 0.75 at the end of each accounting period (i.e. 30.06 and 31.12)
3.     Interest Cover Ratio (EBIT/Interest Expense)> 1.30 at the end of each accounting period (i.e. 30.06 and 31.12)
4.     Monthly Average Consolidated Liquid Funds > $ 30mn (of which not less than $ 4mn shall be maintained in the Operating Account on an average monthly basis
5.     Consolidated Liquid Funds > $ 15mn at the end of each day (of which not less than $ 1mn shall be maintained in the Operating Account)
The Liquidity Undertakings under (4) and (5) above should be complied with only when the Facility is being utilised and funds are drawn under the Facility.

All other terms and conditions not mentioned above, remain unchanged.

CONTINUATION OF LETTER OF

Should you agree with the terms described in this letter, kindly sign and return the attached copy of this letter, in order to enable us to proceed with the relevant supplemental Facility Documentation.

All legal fees in connection with the documentation of the Facility extension are for the account of the Borrower.

It goes without saying that before we request our solicitors to proceed with the drafting of the documents, we will inform you of the fees involved.

Yours faithfully

NBG Bank, London Branch

/s/ S. Charalambous	/s/ A. Papademetriou
S. Charalambous	A. Papademetriou

We accept the above terms and conditions

/s/ Aegean Marine Petroleum SA	/s/ Aegean Marine Network Inc.
Aegean Marine Petroleum SA	Aegean Marine Network Inc.